บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2**, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

02049433

August 15, 2002

SUPPL

02 AUG 19 AM 10: 21

Securities and E›
Division of Corpo
Office of Internati
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Reports the Result of Warrant Conversion to Common Shares (ADMS 54/45)
   Date : June 18, 2002
2. Title : Report on the Shareholders' Resolutions (ADMS 56/45)
   Date : June 20, 2002
3. Title : Notification of Resolution of the Board of Directors Meeting No. 7/2545
   Re : Business Rehabilitation of the Company (ADMS 60/45)
   Date : August 9, 2002
4. Title : Reports on the names of member of the Audit Committee (ADMS 61/45)
   Date : August 9, 2002
5. Title : Report on submitting its reviewed quarterly financial statements (ADMS 62/45)
   Date : August 9, 2002
6. Title : Additional information on business rehabilitation (ADMS 64/45)
   Date : August 13, 2002

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ____________________
Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2,** URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

02 AUG 19 AM 10:21

ADMS 54/45

18 June, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders***
Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 June 2002. The exercise date is on 17 June 2002. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 257,356,537 remaining warrants.

2) ***Warrants offered to directors or employees of the company and its subsidiaries***
Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;
- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, the company issued and offered warrants as the following details :-

Warrant Class	*Issue No.*	*Issued and Offered (Unit)*	*Offered price per unit (Baht)*	*Exercise price per unit (Baht)*
1	1	3,916,524	0	10
	2	3,872,847	0	10
2	1	622,415	0	15
	2	462,811	0	20
	3	622,415	0	16.50
	4	462,811	0	22
3	1	600,000	0	15
	2	600,000	0	15

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 17 June 2002, date to notify the intention to exercise is 1-14 June 2002. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1	3,916,524	units
- Warrant Class 1 Issue No. 2	3,872,847	units
- Warrant Class 2 Issue No. 1	622,415	units
- Warrant Class 2 Issue No. 2	462,811	units
- Warrant Class 2 Issue No. 3	622,415	units
- Warrant Class 2 Issue No. 4	462,811	units
- Warrant Class 3 Issue No. 1	600,000	units
- Warrant Class 3 Issue No. 2	600,000	units

The company will have a paid-up capital Baht 4,745,514,280.

Jasmine International Public Company Limited

Signature ____________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 56/45

20 June 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED (JASMIN) REPORTS ON THE SHAREHOLDERS' RESOLUTIONS

Jasmine International Public Company Limited (JASMIN) would like to report on the resolution of the Extra-ordinary General Meeting of Shareholders No. 2/2002 held on 20 June 2002 as the following:-

1. Approve the Annual General Meeting No. 1/2002 held on 26 April 2002.
2. Approve and ratify Jasmine Submarine Telecommunications Co., Ltd. ("JSTC") (a wholly owned subsidiary of the company) to repurchase US$ 180,000,000 Senior Secured Notes ("Notes") prior to maturity date which the outstanding principal is US$ 142,956,000 at present and will be due and payable in the year 2011, whereby Salomon Smith Barney will be appointed as the advisor and agent for the repurchase. Furthermore, the shareholders also approve and ratify JSTC to enter into the Credit Facility Agreement in the amount not exceeding Baht 4,350 million in duration of 5.5 years and Security Agreement as well as to execute other related documents or agreements with Krungthai Bank Public Company Limited ("Bank") and authorize the board of directors of JSTC to negotiate, agree, execute, as well as to take other actions related to (1) the repurchase of the Notes, as well as to appoint the financial advisor or legal consultant, to make repayments and to perform any other acts necessary to accomplish the repurchase of the Notes and (2) the execution of the Credit Facility Agreement and Security Agreement as well as other documents or agreements related to the Credit Facility Agreement of JSTC, and to perform any acts necessary for the execution and implementation of such credit facility and other related documents or agreements on behalf of JSTC.
3. Approve and ratify the investment of JSTC that JSTC can use the funds held by JSTC in the amount not exceeding Baht 1,050 million in cash which are not used in the business operation to invest in debt instruments and other debts, including the assignment of rights to receive payment by the creditors of Jasmine group companies at discount. Such investment by JSTC will be beneficial to Jasmine group companies because it would maximize the efficiency of cash management. In addition, the shareholders acknowledged and recognized the provisions of Article 5.10 of the Trust Indenture dated 29 May 1997, which JSTC has entered into with The Chase Manhattan Bank ("Trustee"), in the capacity of the Trustee to issue Indential Notes or other debt instruments, which stipulates that JSTC or Thai Long Distance Telecommunications Co., Ltd., a subsidiary of JSTC, shall not make or permit to remain outstanding any investment except the Permitted Investment provided under the Trust Indenture.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) Jasmine International Public Company Limited

Signature________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 60/45

9 August 2002

Subject : Notification of Resolution of the Board of Directors Meeting No. 7/2545
Re : Business Rehabilitation of the Company

To : The President
The Stock Exchange of Thailand

1. Submission of the Petition of Business Rehabilitation of Jasmine International Public Company Limited

The Meeting of the Board of Directors of Jasmine International Public Company Limited (the "**Company**") No. 7/2545, on 9 August 2002, resolved to approve the Company to submit a petition of business rehabilitation with the Central Bankruptcy Court to proceed with the business rehabilitation of the Company under business rehabilitation laws. The cash flow of the Company does not properly match with the schedules of debt repayments, which mostly are in foreign currencies. Therefore, it is necessary for the Company to restructure the debts to be correspondent with the revenue structure of the Company. Additionally, the Company still has the ability to generate income from the projects that are still being operated, such as design, procurement and installation of reception and telecommunication system for the customers in both private and government sectors.

For such purpose, the Meeting of the Board of Directors also resolved to ratify the incorporation of Chaengwatana Planner Company Limited and to appoint Chaengwatana Planner Company Limited as the interim administrator and planner of the Company pursuant to business rehabilitation laws.

2. Submission of the Petition of Business Rehabilitation of Jasmine International Overseas Company Limited

The Meeting of the Board of Directors of the Company No. 7/2545, on 9 August 2002, also acknowledged the resolution of the Meeting of the Board of Directors No. 3/2545, on 9 August 2002 of Jasmine International Overseas Company Limited ("**JIOC**"), a subsidiary of which 87.32 percent shares are held by the Company, approving the submission of its petition of business rehabilitation with the Central Bankruptcy Court to proceed with the business rehabilitation under the business rehabilitation laws. The cash flow of JIOC does not properly match with the schedules of debt repayments, which mostly are in foreign currencies. Therefore, it is necessary for JIOC to restructure the debts to be correspondent with the revenue structure of JIOC.

Additionally, JIOC still has the ability to generate incomes from the ongoing projects such as the holding of shares in ACeS Regional Service (through ACeS Thailand Co., Ltd.), which is a provider of the satellite mobile phones, and a shareholder and promoter of ACeS International Limited, a service provider of ACeS satellite communication.

For such purpose, the Company's Meeting of the Board of Directors also resolved to acknowledge an incorporation of Pakkret Planner Company Limited and a proposal for the appointment of Pakkret Planner Company Limited as the interim administrator and planner of JIOC under business rehabilitation laws pursuant to the resolution passed at JIOC's Meeting of the Board of Directors.

Please be informed accordingly. Any additional development on these matters will be further notified.

Sincerely Yours,
Jasmine International Public Company Limited

(Mr. Somboon Patcharasopak)
Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 61/45
9 August 2002

Subj. : Report on names of member of the Audit Committee

The board of directors meeting of Jasmine International Public Company Limited (JASMIN) No. 7/2002 held on 9 August 2002 pass a resolution re-appointed the members of the Audit Committee for a further three-year term of service, effective from 6 September 2002 onwards with the following details:

1. Names of members of the Audit Committee are as follows:

Chairman of the Audit Committee	Dr.Vichit	Yamboonruang
Member of the Audit Committee	Dr.Varapol	Socatiyanurak
Member of the Audit Committee	Mrs.Bilaibhan	Sampatisiri
Secretary to the Audit Committee	Mrs.Uraiporn	Charoenchit

2. The Audit Committee of the company has the scope of duties and responsibilities, and shall report to the company's board of directors as follows:
   1. To review the financial reports of the company to ensure that they are accurate correct, complete and reliable.
   2. To review the internal control systems of the company to ensure that they are proper and efficient.
   3. To consider, select and propose the appointment of the company's auditor(s).
   4. To review the company to operate in compliance with the relevant regulations and laws.
   5. To review and against the occurrence of conflict of interest.
   6. To perform and act as assigned by the company's board of directors.
   7. To prepare the Audit Committee's report and such report must be duly signed by the Chairman of the Audit Committee and disclosed in the company's annual report.

The Audit Committee has 3 years term of the office. If an audit committee becomes vacant from his office for any reason other than at the expiry of his term, the board of directors shall, to fulfill the Audit Committee as stipulated, elect and appoint a person who is qualified to be an audit committee filling the vacancy. The audit committee who fills the vacancy shall retain his office only for remaining term of the office of the audit committee whom he replaces.

The company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature ______________________ Director
(Mr.Songrit Kusomrosananan)

Signature ______________________ Director
(Mr.Somboon Patcharasopak)

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 62/45

August 9, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its reviewed financial statements for the second quarter of 2002, ending June 30, 2002. These financial statements have been

(✓) approved by the company's Executive Committee at the meeting No. 11/2002 held on August 9, 2002.

(✓) reviewed by the company's Audit Committee at the meeting No. 4/2002 held on August 9, 2002.

(✓) approved by the company's Board of Directors at the meeting No. 7/2002 held on August 9, 2002.

In addition, stated below is the report on the company's operation results.

The company and its subsidiaries incurred net loss of Bt. 1,404 million from operation decreasing Bt. 1,572 million or 935% from net profit of Bt. 168 million compared with the same period last year. The reasons are as follows :-

1. The company and its subsidiaries had total sales at the amount of Bt. 1,087 million increasing Bt. 81 million or 8% from the same quarter last year caused by the increase revenues of the company and its subsidiaries received from telecommunication equipment distribution to the Telephone Organization of Thailand and revenues from the Signalling and Telecommunications Double Track Railway Project Package ST1 from the State Railway of Thailand.
2. The company and its subsidiaries incurred net loss of Bt. 265 million from operations decreasing from the same quarter last year. Breakdown of profit (loss) from operation is as follows :

2.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	Bt.	45	Million
2.2	Acumen Co., Ltd. and its subsidiaries	Bt.	56	Million
2.3	Jasmine International Overseas Co., Ltd. and its subsidiaries	Bt.	(118)	Million
2.4	Siam Teltech Computer Co., Ltd.	Bt.	(140)	Million
2.5	Jasmine International Public Company Limited	Bt.	(65)	Million
2.6	Others	Bt.	(43)	Million
	Total	Bt.	(265)	Million

3. The company and its subsidiaries incurred profit of Bt. 26 million from the foreign exchange rate as a result of the Baht appreciation against the US Dollar.
4. The company and its subsidiaries incurred profit of Bt. 249 million from sharing net profit of associated companies, one part of it from profit of TT&T Public Company Limited.
5. The company and its subsidiaries incurred loss on impairment of asset at the amount of Bt. 1,414 million.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Director

JASMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

					Reviewed
		Ending June 30,			(In thousands)
		Quarter 2		For 6 Months	
	Year	2002	2001	2002	2001
Net profit (loss)		(1,404,899)	168,751	(1,102,442)	(40,352)
EPS (baht)		(3.39)	0.44	(2.66)	(0.10)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature........................

(Mr.Somboon Patcharasopak)

Position Director

Authorized to sign on behalf of the company

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 64/45

13 August 2002

Subject : Additional Information on business rehabilitation

As Jasmine International Public Company Limited filed a petition with the Central Bankruptcy Court Business Rehabilitation on August 9, 2002, the Central Bankruptcy Court has already rendered the order accepting the petition, and has schedule for the hearing on September 9, 2002, the Company would like to inform more details as follows :-

- Name of the planner	:	Chaengwatana Planner Co., Ltd.
- Name of the Directors	:	1. Mr. Somboon Patcharasopak
		2. Mrs. Pindao Rojanakul
		3. Ms. Jongluck Thongnim

The director number 1 is the director of Jasmine International Public Company Limited.

Additionally, Jasmine International Overseas Co., Ltd, a subsidiary of which 87.32 percent shares are held by the Company, also filed a petition with the Central Bankruptcy Court Business Rehabilitation on August 9, 2002. The Central Bankruptcy Court has already rendered the order accepting the petition and has scheduled for the hearing on September 9, 2002. The details are as follows :-

- Name of the planner	:	Pakkret Planner Co., Ltd.
- Name of the Directors	:	1. Mr. Terasak Jerauswapong
		2. Ms. Saowanit Thanomsuwan
		3. Ms. Sirirat Kanhasiri

The director number 1 is the director of Jasmine International Public Company Limited and Jasmine International Overseas Co., Ltd.

Any additional development on these matters will be further notified.

Please be informed accordingly.

Signature__________________ Authorized director
(Mr. Somboon Patcharasopak)
Director